UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 14, 2008 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529 and File No. 333-147024) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 and October 30, 2007, respectively, and the registration statements on Form S-8 (File No. 333-148058 and File No. 333-148574) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007 and January 18, 2008, respectively.

XTL Biopharmaceuticals Receives Notice of Non-Compliance with Nasdaq Marketplace Rule Due to Changes in Board Composition

Valley Cottage, NY, August 15, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) announced today the receipt of a Staff Deficiency Letter from The Nasdaq Stock Market (“Nasdaq”) indicating that the Company fails to comply with the audit committee composition requirements of Nasdaq Marketplace Rule 4350(d)(2), which requires XTL to maintain an audit committee comprised of at least three independent directors.

XTL, an Israeli domiciled company, is required by the Israeli Companies Act to elect two External Directors to the Company’s Board of Directors, each to serve a three-year term. XTL’s last External Directors were appointed on August 1, 2005, and their term expired on July 31, 2008. The Israeli Companies Act requires further that XTL’s audit committee consist of three directors and that both External Directors be members of the audit committee. As a result of the expiration of the External Directors’ term of office on July 31, 2008, and the fact that new External Directors have yet to be elected, XTL does not currently have a valid Audit Committee under the Israeli Companies Act and consequently does not comply with Nasdaq Marketplace Rule 4350(d)(2).

XTL has commenced a process to identify qualified replacements to fill the two External Director vacancies, and expects to complete this process and provide evidence of its compliance with the Marketplace Rules to Nasdaq in short order. Until that time, the Company's Board of Directors, comprised of five directors, one of whom is a financial expert, and four of whom are considered by XTL to be independent directors under the Securities Exchange Act of 1934 and applicable listing rules of Nasdaq, will assume, for the purposes of corporate governance matters, the duties of the audit committee to the extent permitted.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement

Some of the statements included in this press release, particularly those anticipating the continued uninterrupted trading of the Company’s ADRs on the NASDAQ Capital Market and the Company’s ability to maintain compliance with NASDAQ Capital Market listing requirements, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Risk factors that could adversely affect our operations are identified from time to time in our reports filed with Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 15, 2008	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer